[BKMU letterhead]

June 28, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington DC 20549

RE:	Bank Mutual Corporation (“BKMU”)
Commission File No. 000-31207
Response to Comment Letter of June 8, 2005

Dear Mr. Walker:

     This letter responds to the requests for information which Commission Staff made in its letter dated June 8, 2005 to Michael T. Crowley, Jr., BKMU’s chief executive officer, relating to BKMU’s Form 10-K for the fiscal year ended December 31, 2004. We previously requested, and were granted, an extension until June 28, 2005 to respond.

     Before addressing the Staff’s precise questions, we would note that BKMU’s participation in the FHLB Original Mortgage Partnership Finance program (the “Program”) has never been significant. By means of illustration, BKMU’s last sales of loans to the Program were in 2002. In that year, 6 loans totaling $424,000 were sold to the Program. The total principal balances of loans serviced under the Program were $930,000 at December 31, 2003 (as compared to BKMU’s total residential mortgage loans of $793.2 million outstanding on that date), and $358,000 at December 31, 2004 (compared to $903.5 million in total BKMU residential mortgage loans on that date). No sales to the Program occurred in 2003 or 2004.

     Responses are made keying to the sub-bullets of numbered paragraph 1 in your letter. For convenient reference, a copy of your letter is attached to the delivered copy of this letter. In this letter, “we” and “us” refer to BKMU and predecessor institutions and their management generally.

Mr. Donald Walker
June 28, 2005

Sub-bullet
No.	BKMU Response
1, 2 and 3
In determining whether the transfer of mortgage loans under the Program qualified for sale treatment, we considered the fact that we relinquished control of the transferred mortgage loans and had no ability to reclaim the loans from the FHLB. Our recourse under the Program only applies to losses in excess of the FHLB’s first loss position and is contractually limited. We also considered the fact that the Program was widely offered by the FHLB, which publicly disseminated significant information about the Program and utilized standard agreements and documentation. We discussed accounting aspects of the Program with the FHLB in connection with our participation. As a result of the publicly-available information and relatively widespread participation by financial institutions, combined with the our relatively small participation in the Program, we did not believe it was necessary or cost effective to obtain a “true sale” opinion.

4	The journal entries recorded by us for each sale of mortgage loans under the Program were based on Statement of Accounting Standards No. 140 and were as follows:

	Account	Description
Dr.	Cash	Proceeds from FHLB
Cr.	MPF loan sales (contra loan)	Principal amount of loan
Cr.	Interest income	Interest earned from loan close to sale
Cr.	Gain on sale of loan	Contractual agency fee earned on sale

Also:

Dr.	Originated mortgage servicing right	Present value of anticipated net servicing fees for the estimated life of the loan
Cr.	Gain on sale of loan	Gain from OMSR

5	The following table sets forth BKMU’s total gain on sale of loans, and the portion of that gain which is represented by sales of loans to the Program, in the prior three fiscal years:

	Total Gain on	Gain on Sale of
Year	Sale of Loans	Loans to the Program
	(in thousands)
2002	$5,993	$11

2003	$6,855	‑0-

2004	$1,590	‑0-

Mr. Donald Walker
June 28, 2005

6	The following table sets forth BKMU’s total mortgage loans sold, as compared to the total amount of loans which BKMU sold to the Program, during the past three years.

	Total Mortgage	Sales
Year	Loan Sales	to the Program
	(in millions)
2002	$368.6	$0.4

2003	$461.1	-0-

2004	$120.1	-0-

     Based upon our responses above and the immateriality of the items involved, we do not believe it necessary to revise our prior filing. We will, of course, keep this review process in mind when preparing future disclosure documents.

*      *      *

     On behalf of BKMU, and as requested in your letter, we acknowledge that:

•	BKMU is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	BKMU may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald Walker
June 28, 2005

     We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 437-7101, or Ken Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345 if you have any questions or need further information.

Very truly yours, BANK MUTUAL CORPORATION
By:	/s/ Rick B. Colberg
Rick B. Colberg
Chief Financial Officer

cc:	Mr. Michael T. Crowley, Jr.
Kenneth V. Hallett, Esq.